Exhibit 99.1

PRESS RELEASE

For immediate distribution

BRP AND ITS PRINCIPAL SHAREHOLDERS ANNOUNCE CLOSING OF

PREVIOUSLY ANNOUNCED SECONDARY OFFERING

Valcourt, Québec, December 16, 2019 – BRP Inc. (TSX: DOO; NASDAQ: DOOO) (“BRP” or the “Company”) announced today the closing of the previously announced bought deal secondary offering pursuant to which Beaudier Inc. and 4338618 Canada Inc. (collectively, “Beaudier Group”), Bain Capital Luxembourg Investments S.à r.l. (“Bain”) and other selling shareholders (collectively, the “Selling Shareholders”) sold an aggregate of 5,000,000 subordinate voting shares of BRP at a purchase price of $61.17 per share for total gross proceeds of $305,850,000 to the Selling Shareholders.

2,816,844 and 1,828,134 of the subordinate voting shares sold in the offering were offered by Beaudier Group and Bain, respectively. Other selling shareholders, identified in the prospectus supplement dated December 11, 2019 to the short form base shelf prospectus dated September 4, 2018 filed by the Company with the securities regulatory authorities in each of the provinces and territories of Canada as well as with the U.S. Securities and Exchange Commission (SEC) in connection with the offering, also sold a total of 355,022 subordinate voting shares of the Company as part of the offering.

The net proceeds of the offering will be paid directly to the Selling Shareholders. The Company will not receive any proceeds from the offering.

The subordinate voting shares were offered by an underwriting syndicate led by BMO Capital Markets, Citigroup and RBC Capital Markets. The underwriters have not been granted an over-allotment option in connection with the offering.

BRP’s subordinate voting shares are listed on the Toronto Stock Exchange (TSX) and Nasdaq Global Select Market (NASDAQ) under the symbol “DOO” and “DOOO”, respectively.

Following the closing of the offering, Beaudier Group now holds, collectively, 23,282,228 multiple voting shares, representing approximately 26.2% of the issued and outstanding shares and approximately 43.9% of the voting power attached to all of the shares, and Bain holds 17,796,615 multiple voting shares, representing approximately 20.1% of the issued and outstanding shares and approximately 33.6% of the voting power attached to all of the shares. No securities regulatory authority has either approved or disapproved the contents of this news release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About BRP

We are a global leader in the world of powersports vehicles, propulsion systems and boats built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on- and off-road vehicles, Alumacraft, Manitou, Quintrex, Stacer and Savage boat, Evinrude and Rotax marine propulsion systems as well as Rotax engines for karts, motorcycles and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and clothing to fully enhance the riding experience. With annual sales of CA$5.2 billion from over 120 countries, our global workforce is made up of more than 13,000 driven, resourceful people.

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Evinrude, Manitou, Alumacraft, Quintrex, Stacer, Savage and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

For information:
Elaine Arsenault	Philippe Deschênes
Senior Advisor, Media Relations	Manager Treasury and Investor Relations
Tel.: 514.238.3615	Tel.: 450.532.6462
medias@brp.com	philippe.deschenes@brp.com